FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

October 13 , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 Third Quarter Financial Outlook

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 13, 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Measuring Instruments provides 2004 Third Quarter Financial Outlook

The company sees a 5-8% sequential revenue growth in the third quarter of 2004 over the US$10.2M of revenue reported in the second quarter, and more than 45% over the US$7.4M revenue reported for the third quarter of last year, inline with previously provided guidance.

Rehovot, Israel – October 12, 2004 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) announced that revenues for the third quarter of 2004 are expected to grow sequentially by 5-8% (between US$10.7M-11.0M) or over 45% compared with revenues reported for the third quarter of 2003, in line with the guidance provided last quarter for the third quarter results.

For the fourth quarter of 2004, the company expects a flat to moderate revenue growth of 0-4% sequentially, or about 75% growth year-over-year. The more conservative sequential revenue growth rate is based on a slowing down industry growth rate and the decline in the Book to Bill ratio (which remained above unity).

Revenues in the third quarter of 2004 grew for all of the company’s products: dielectric CMP, copper CMP, 200 and 300mm systems, and the Company’s Optical CD systems. Longer term, despite the most recent Dataquest projection of a 0.6% decline for the Wafer Fabrication Equipment (WFE) in 2005, the company still expects to see growth, primarily in the new products for copper CMP and Optical CD, stand alone and integrated.

Final results for the third quarter 2004 will be discussed during the company’s scheduled conference call on November 11, 2004.

Dr. Giora Dishon, President & CEO of Nova Measuring Instruments, said, “We continue to see growth in our operations across all areas of our activities, which will continue for the rest of the year. We believe the industry will continue to grow for the more advanced technology nodes, at 90nm and 65 nm, and we will continue to support our broad customer base. The wide range of growth supports our longer term goals, yet we maintain a level of caution as a result of the limited visibility and the overall lower growth rates.”

About Nova

Nova Measuring Instruments Ltd. (NASDAQ: NVMI) develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.